Exhibit 99.2

Seawell - Filing of Annual Report 2010 on Form 20-F
Hamilton, Bermuda, April 26, 2011

Seawell Limited today announced that the company has filed its annual report on Form 20-F for the year ended December 31 2010. Seawell has made its Annual Report on Form 20-F available on its website www.seawellcorp.com.

Seawell's Annual Report on Form 20-F, may also be accessed on the website of the U.S. Securities and Exchange Commission www.sec.gov.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)